Exhibit 99.1

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ARIS MINING REPORTS Q3 2026 RESULTS

Record YTD performance, generating strong operating cash flow and funding growth as Marmato CIP commissioning advances

Vancouver, Canada, November 4, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announces its financial and operating results for the three and nine months ended September 30, 2026 (Q3 2026 and YTD 2026). All amounts are in U.S. dollars unless otherwise indicated.

Q3 2026 & YTD 2026 Financial Performance

●	YTD gold production of 217.3 koz, up 16% from YTD 2025, including Q3 production of 69.3 koz.

●	Q3 gold revenue of $287 million, with an average realized gold price of $4,205/oz.

●	Q3 adjusted EBITDA[1] of $144 million, bringing YTD adjusted EBITDA to $535 million, up 81% from YTD 2025. Trailing 12-month adjusted EBITDA reached $702 million.

●	Q3 adjusted net earnings of $73 million or $0.35/share, bringing YTD adjusted net earnings to $293 million, up 99% from YTD 2025. Trailing 12-month adjusted net earnings reached $387 million or $1.88 per share.

●	Cash balance of $419 million as of September 30, 2026, after investing $144 million in capital projects during Q3, including $86 million at Marmato and $41 million at Segovia.

Neil Woodyer, Chair and CEO, commented “Aris Mining delivered another strong quarter, with cash generated from Segovia supporting our significant capital investment program during the most capital-intensive phase of the Marmato expansion, while maintaining a strong balance sheet.

At Marmato, construction of the new carbon-in-pulp (CIP) plant is nearing completion and commissioning activities are underway, with the first gold pour expected in December 2026 following start-up of the processing and gold-recovery circuits. Upgrades completed at the existing flotation plant during Q3 and the successful commissioning of the new Cascabel 3 filtered tailings facility, together with ongoing mining in the Bulk Mining Zone and commission of the new CIP plant, are key to achieving Marmato’s planned production ramp-up in 2027.

At Segovia, our investments in underground development and the mining fleet are building the capacity required to increase mining rates and improve haulage efficiency. The resolution of explosives supply constraints is also expected to support increased production from our contract mining partners. Together, the Segovia and Marmato expansions underpin our target of approximately 500,000 ounces² of annual gold production once fully ramped up.

At Soto Norte, we continue to advance the environmental licensing process and are encouraged by recent government actions that have improved regulatory clarity. At Toroparu, the Prefeasibility Study (PFS) is nearing completion, with the PFS targeted for release in November 2026. We will assess a potential construction decision in early 2027 following first gold from the Marmato CIP plant as we continue executing our well sequenced growth strategy.”

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Summary Financial and Operating Results

	Q3 2026	Q2 2026	YTD 2026	YTD 2025
Gold production (koz), total	69.3	73.7	217.3	186.7
Gold sold (koz), total	68.4	72.1	215.3	188.3
Segovia – AISC, Owner Mining ($/oz sold)	$1,945	$1,767	$1,729	$1,482
Segovia – CMP[3] AISC Sales Margin	37%	46%	41%	43%
EBITDA (US$M)	$131	$163	$475	$168
Adjusted EBITDA (US$M)	$144	$179	$535	$296
Adjusted EBITDA, last 12 months (US$M)	$702	$690	$702	$352
Net earnings[4] (US$M)	$67 or $0.32/sh	$94 or $0.46/sh	$259 or $1.25/sh	$27 or $0.15/sh
Adjusted earnings[4] (US$M)	$73 or $0.35/sh	$96 or $0.47/sh	$293 or $1.42/sh	$147 or $0.80/sh
Adjusted earnings[4], last 12 months (US$M)	$387 or $1.88/sh	$386 or $1.89/sh	$387 or $1.88/sh	$171 or $0.93/sh

Q3 & YTD 2026 Operational Performance

●	Segovia produced 63.4 koz in Q3, bringing YTD gold production to 194.4 koz.

○	Q3 production reflected higher throughput, with 208.0 thousand tonnes (kt) processed at an average gold grade of 9.77 g/t, compared with 202.5 kt at 10.23 g/t in Q2 2026.

○	Owner-mined tonnes increased approximately 23% from Q1 to Q3. Production from external mining partners was affected by temporary explosives supply constraints, which impacted their tonnes and grades. This issue was resolved in September under the new Colombian administration, positioning partner production to increase.

○	Segovia continues investing in underground development and enhancing its mining fleet to support increasing utilization of the expanded processing capacity. Total investment, including sustaining and non-sustaining capital, increased to $41 million in Q3 2026 from $31 million in Q2 2026.

○	Segovia generated an AISC margin of $129 million in Q3 2026, supported by higher tonnes processed and continued strong gold prices, bringing YTD 2026 AISC margin to $485 million.

○	Owner-operated mining AISC was $1,945/oz for Q3 2026, bringing YTD 2026 owner-operated mining AISC to $1,729/oz, at the low-end of the full-year guidance range of $1,700 to $1,800/oz.

○	CMP-sourced gold delivered an AISC sales margin of 37% in Q3 2026, bringing YTD 2026 CMP AISC sales margin to 41%, above the top-end of the full-year guidance range of 35% to 40%.

○	Combined AISC is $2,039/oz for YTD 2026.

●	Marmato produced 5.8 koz, bringing YTD gold production to 22.9 koz.

○	Q3 production reflected the processing of 55.5 kt at an average gold grade of 3.68 g/t, compared with 84.6 kt at 3.79 g/t in Q2 2026.

○	Marmato achieved an important expansion milestone with the successful commissioning of the new Cascabel 3 filtered tailings facility in Q3. The planned transition from Cascabel 2 required approximately four weeks of flotation plant downtime, which contributed to lower quarterly production but was used to complete upgrades and extensive maintenance at the flotation plant.

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○	The refurbishment of the primary ball mill, together with the installation of a new regrind mill and Knelson concentrator, increased the existing flotation plant's capacity to 1,200 tpd.

○	Construction of the new 5,000 tpd design-capacity CIP plant is in the final stages, and commissioning is underway, with the first gold pour expected in December 2026.

○	Aris Mining plans to ramp up the new CIP plant to approximately 4,000 tpd by mid-2027 and to reach the full 5,000 tpd design-capacity by the end of 2027, following commissioning of the paste backfill plant.

○	An updated NI 43-101 technical report for Marmato, including new mineral reserve and resource estimates, is expected to be released in the first quarter of 2027.

●	2026 Production Outlook

○	Aris Mining is targeting the lower end of the 2026 production guidance of 300,000 to 350,000 ounces of gold.

○	YTD 2026 production of 217.3 koz represents approximately 72% of the lower end of the full-year guidance range.

○	At Segovia, the Company is focused on increasing mining rates and gold production during Q4 as CMP operations improve following the resolution of explosives supply constraints, alongside continued development of the Company's owner-operated mining capacity.

○	At Marmato, upgrades completed during Q3 are expected to support improved performance at the existing flotation plant, while the new CIP plant continues to target first gold in December 2026.

Project Development Highlights

●	Toroparu – Advancing Toward a Potential Early 2027 Construction Decision

○	The Toroparu PFS is targeted for completion in November 2026, including Aris Mining’s first mineral reserve estimate for Toroparu.

○	The PFS incorporates an execution strategy including experienced mining contractors, with costs supported by competitive international quotations, and a combination of engineering and construction contracting models as well as self-performed work, selecting the most appropriate delivery approach for each project area. This approach is designed to strengthen cost and schedule control while managing execution risk compared with the owner-mining strategy contemplated in the 2025 PEA.

○	Early works continue, including construction of the Puruni River bridge to strengthen equipment access and regional connectivity.

○	The Large-Scale Mining License application has been submitted, and Aris Mining is working collaboratively with the Government of Guyana to advance the permitting process.

●	Soto Norte – Permitting Milestone Advancing

○	As detailed in a new release on September 30, 2026, recent government actions have improved regulatory clarity for Soto Norte's environmental licensing pathway. These include the revocation of the La Baja permanent reserve and the revocation of the August 2026 extension of the Temporary Reserve Area, restoring its original March 4, 2027 expiry date. In addition, on July 29, 2026, the National Mining Agency (ANM) approved the modification to the PTO for Soto Norte in respect of mining concession 0095-68, where the deposit is located. In approving the plan, the ANM reviewed Soto Norte’s geology, mineral resources and reserves, mine design and production plan.

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○	The preparation of the Environmental and Social Impact Assessment (ESIA) is complete, and the assessment is ready for formal consultation with local communities.

Q3 2026 Conference Call Details

Management will host a conference call on Wednesday, November 4, 2026 at 3:00 pm Vancouver time (5:00 pm ET / 10:00 pm GMT) to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

●	Link: Webcast | Q3 2026 Conference Call

Conference Call

●	Toll-free North America: +1-833-821-0197

●	International: +1-647-846-2328

Audio Recording

●	After the call, an audio recording will be available via telephone until end of day November 11, 2026

●	Toll-free in the US and Canada: +1-855-669-9658

●	International: +1-412-317-0088; and using the access code: 4512692

Aris Mining's Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2026 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to 500,000 ounces7, driven by the ramp-up at Segovia following the installation of the second mill and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces7 of annual gold production. Key projects include the high-grade Soto Norte gold project in Colombia, where preparation of the Environmental and Social Impact Assessment (ESIA) has been completed for community engagement, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

Endnotes

1. All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs ($ per oz) and AISC ($ per oz) are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2. Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion

3. Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners or CMPs, to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

4. Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

5. See technical report dated October 28, 2025 and entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana”. Note that this PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6. See technical report dated September 3, 2025 and entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia.”

7. Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

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Non-GAAP Measures

Cash costs & all-in sustaining cost per ounce

	For the three months ended,		For the nine months ended,

Segovia	Sep 30, 2026	Jun 30, 2026	Sep 30, 2026	Sep 30,2025
Total gold sold (ounces)	62,748	62,762	193,219	166,721
Cost of sales[1]	116,143	110,226	342,477	237,059
Less: royalties[1]	(9,693)	(10,741)	(31,573)	(17,590)
Add: by-product revenue[1]	(8,050)	(8,703)	(24,202)	(9,987)
Total cash costs	98,400	90,782	286,702	209,482
Add: royalties[1]	9,693	10,741	31,573	17,590
Add: social contributions[1]	7,914	8,661	28,933	17,025
Add: sustaining capital expenditures and lease payments	20,377	14,473	46,767	28,306
Total AISC	136,384	124,657	393,975	272,403
AISC per ounce sold	$2,174	$1,986	$2,039	$1,634
Marmato
Total gold sold (ounces)	5,611	9,362	22,107	21,585
Cost of sales[1]	20,851	26,542	70,489	53,082
Less: royalties[1]	(2,414)	(3,938)	(9,684)	(6,439)
Add: by-product revenue[1]	(159)	(123)	(588)	(1,283)
Total cash costs	18,278	22,481	60,217	45,360
Add: royalties[1]	2,414	3,938	9,684	6,439
Add: social contributions[1]	231	392	1,563	1,095
Add: sustaining capital expenditures	3,776	1,791	7,048	3,683
Total AISC	24,699	28,602	78,512	56,577
Consolidated
Total gold sold (ounces)	68,359	72,124	215,326	188,306
Cost of sales[1]	136,994	136,768	412,966	290,141
Less: royalties[1]	(12,107)	(14,679)	(41,257)	(24,029)
Add: by-product revenue[1]	(8,209)	(8,826)	(24,790)	(11,270)
Total cash costs	116,678	113,263	346,919	254,842
Add: royalties[1]	12,107	14,679	41,257	24,029
Add: social contributions[1]	8,145	9,053	30,496	18,120
Add: sustaining capital expenditures and lease payments	24,153	16,264	53,815	31,989
Total AISC	161,083	153,259	472,487	328,980

1. As presented in the financial statements and notes thereto for the respective periods

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All-in sustaining cost per ounce – business units (Segovia)

	For the three months ended,		For the nine months ended,
Segovia - Owner Mining	Sep 30, 2026	June 30, 2026	Sep 30, 2026	Sep 30,2025
Total gold sold (ounces)	42,913	41,520	130,222	100,632
Cost of sales[1]	66,869	61,207	182,933	122,833
Less: royalties[1]	(6,932)	(7,415)	(22,152)	(11,388)
Add: by-product revenue[1]	(5,503)	(5,771)	(16,311)	(6,028)
Total cash costs	54,434	48,021	144,470	105,416
Add: royalties[1]	6,932	7,415	22,152	11,388
Add: social contributions[1]	5,679	5,961	20,300	11,023
Add: sustaining capital and lease payments	16,438	11,949	38,222	21,338
Total AISC	83,483	73,346	225,144	149,165
AISC ($/oz sold)	$1,945	$1,767	$1,729	$1,482
Segovia - CMPs
Total gold sold (ounces)	19,835	21,242	62,997	66,089
Cost of sales[1]	49,274	49,019	159,544	114,226
Less: royalties[1]	(2,761)	(3,326)	(9,421)	(6,202)
Add: by-product revenue[1]	(2,547)	(2,932)	(7,891)	(3,959)
Total cash costs	43,966	42,761	142,232	104,065
Add: royalties[1]	2,761	3,326	9,421	6,202
Add: social contributions[1]	2,235	2,700	8,633	6,002
Add: sustaining capital and lease payments	3,939	2,524	8,545	6,969
Total AISC	52,901	51,311	168,831	123,238
AISC ($/oz sold)	$2,667	$2,415	$2,680	$1,865
Segovia - Combined
Total gold produced (ounces)	63,445	64,424	194,436	164,625
Total gold sold (ounces)	62,748	62,762	193,219	166,721
Gold revenue	265,190	281,764	878,565	541,977
Avg realized gold price ($/oz sold)	$4,226	$4,489	$4,547	$3,251
Cost of sales[1]	116,143	110,226	342,477	237,059
Less: royalties[1]	(9,693)	(10,741)	(31,573)	(17,590)
Add: by-product revenue[1]	(8,050)	(8,703)	(24,202)	(9,987)
Combined cash costs	98,400	90,782	286,702	209,482
Add: royalties[1]	9,693	10,741	31,573	17,590
Add: social contributions[1]	7,914	8,661	28,933	17,025
Add: sustaining capital and lease payments	20,377	14,473	46,767	28,306
Combined AISC	136,384	124,657	393,975	272,403
AISC ($/oz sold)	$2,174	$1,986	$2,039	$1,634
AISC Margin	128,806	157,108	484,590	269,574

1. As presented in the financial statements and notes thereto for the respective periods

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Operating free cash flow and free cash flow after growth and expansion capital

	For the three months ended,		For the nine months ended,
($’000)	Sep 30, 2026	Jun 30, 2026	Sep 30, 2026	Sep 30, 2025
Operating cash flows before taxes[1]	157,503	199,189	541,673	294,791
Adjusting Items:
Precious metal stream deposit settled (received) [1]	(41,968)	—	(81,984)	—
Finance income[1]	(4,361)	(4,166)	(11,910)	(8,247)
Impact of FX on cash and cash equivalents[1]	(294)	1,600	2,120	3,143
Adjusted operating cash flows before taxes	110,880	196,623	449,899	289,687

Less: Income taxes paid[1]	(16,900)	(113,086)	(156,157)	(60,593)
Adjusted net cash provided by operating activities	93,980	83,537	293,742	229,094

Less: Sustaining capital	(23,337)	(15,655)	(51,829)	(30,734)
Less: Sustaining lease payments	(816)	(609)	(1,986)	(1,255)
Cash flow from operations after sustaining capital and income taxes	69,827	67,273	239,927	197,105
Less: Growth and expansion capital	(120,578)	(105,084)	(286,913)	(127,891)
Free cash flow after growth and expansion capital	(50,751)	(37,811)	(46,986)	69,214

1. As presented in the financial statements and notes thereto for the respective periods.

Additions to mineral interests, plant and equipment

	For the three months ended,
($’000)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025
Sustaining capital
Segovia	19,561	13,864	11,356	16,197	10,334	10,861
Marmato	3,776	1,791	1,481	2,192	1,524	1,426
Total Sustaining Capital	23,337	15,655	12,837	18,389	11,858	12,287
Non-sustaining capital
Marmato	82,013	76,290	47,031	43,562	31,369	23,628
Segovia	21,096	17,279	5,454	16,161	9,618	6,930
Soto Norte Project and other	4,642	5,576	3,445	4,885	3,879	3,446
Toroparu Project	12,827	5,939	5,321	3,127	3,270	2,741
Total (Growth Capital Investment)	120,578	105,084	61,251	67,735	48,136	36,745
Additions to mining interest, plant and equipment[1]	143,915	120,739	74,088	86,124	59,994	49,032

1. As presented in the financial statements and notes thereto for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	For the three months ended,
($000s)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025
Earnings (loss) before tax[1]	108,225	141,579	161,672	97,519
Add back:
Depreciation and depletion[1]	20,133	17,322	16,246	16,809
Finance income[1]	(4,361)	(4,166)	(3,383)	(4,353)
Interest and accretion[1]	6,723	7,803	7,408	10,431
EBITDA	130,720	162,538	181,943	120,406
Add back:
Share-based compensation[1]	6,468	(809)	7,602	20,663
(Income) loss from equity accounting in investee[1]	—	—	—	(14)
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	3,058
Loss on settlement of deferred revenue[1]	—	—	—	4,990
Other (income) expense[1]	351	3,505	9,177	6,447
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	12,446
Adjusted EBITDA	143,839	178,588	212,074	167,996

1. As presented in the financial statements and notes thereto for the respective periods

($000s)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Earnings (loss) before tax[1]	76,094	12,258	21,220	37,513
Add back:
Depreciation and depletion[1]	13,459	11,929	10,734	9,530
Finance income[1]	(2,437)	(3,474)	(2,336)	(1,606)
Interest and accretion[1]	9,390	10,833	10,037	21,165
EBITDA	96,506	31,546	39,655	66,602
Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)
(Income) loss from equity accounting in investee[1]	—	—	14	14
(Gain) loss on financial instruments[1]	6,385	50,737	16,628	(6,561)
Loss of disposal of Juby Project[1]	3,200	—	—	—
Other (income) expense[1]	1,961	1,090	535	1,116
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)
Adjusted EBITDA	131,069	98,733	66,613	55,575

1. As presented in the financial statements and notes thereto for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

	For the three months ended,
($000s except shares amount)	Sep 30, 2026	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025
Basic weighted average shares outstanding[1]	206,519,188	206,398,410	205,967,201	203,245,172
Net earnings (loss)[1]	66,692	94,243	97,614	50,863
Add back:
Share-based compensation[1]	6,468	(809)	7,602	20,663
(Income) loss from equity accounting in investee[1]	—	—	—	(14)
(Gain) loss on financial instruments[1]	(14,226)	(26,548)	1,762	3,058
Loss on settlement of deferred revenue[1]	—	—	—	4,990
Other (income) expense[1]	351	3,505	9,177	6,447
Foreign exchange (gain) loss[1]	20,526	39,902	11,590	12,446
Income tax effect on adjustments	(7,184)	(13,966)	(4,057)	(4,356)
Adjusted net earnings	72,627	96,327	123,688	94,097
Adjusted net earnings per share – basic ($/share)	0.35	0.47	0.60	0.46

1. As presented in the financial statements and notes thereto for the respective periods.

($000s except shares amount)	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024
Basic weighted average shares outstanding[1]	199,171,052	179,836,208	171,622,649	170,900,890
Net earnings (loss) [1]	42,011	(16,897)	2,368	21,687
Add back:
Share-based compensation[1]	9,497	8,136	3,784	(483)
(Income) loss from equity accounting in investee[1]	—	—	14	14
(Gain) loss on financial instruments[1]	6,385	50,737	16,628	(6,561)
Other (income) expense[1]	1,961	1,090	535	1,116
Loss of disposal of Juby Project[1]	3,200	—	—	—
Loss on extinguishment of Senior Notes[1]	—	—	—	11,463
Foreign exchange (gain) loss[1]	13,520	7,224	5,997	(5,113)
Income tax effect on adjustments	(4,732)	(2,528)	(2,099)	2,536
Adjusted net earnings	71,842	47,762	27,227	24,659
Adjusted net earnings per share – basic ($/share)	0.36	0.27	0.16	0.14

1. As presented in the financial statements and notes thereto for the respective periods.

Cash Cost and All-in Sustaining Cost

Cash costs per ounce, and all-in sustaining cost per ounce (as calculated in the tables above) are performance measures that reflect certain costs that are required to produce and sell an ounce of gold from operations. Management believes that these two measures are useful to market participants in assessing operating performance and the Company’s ability to generate cash flow from current operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

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Operating Cash Flow and Free Cash Flow after Growth and Expansion Capital

Cash flow from operations after sustaining capital and income taxes is calculated as Adjusted operating cash flows before taxes, less sustaining capital and income taxes paid. Free cash flow after growth and expansion capital is calculated by further deducting growth and expansion capital. Management believes these measures are useful to market participants in assessing the Company’s ability to generate cash flow from operations after funding its capital requirements. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Growth and Expansion Capital

Growth and expansion capital represents additions to depletable and non-depletable mineral interests, right of use assets, exploration projects, and plant and equipment that are not sustaining in nature. Management believes this measure is useful to market participants in assessing the level of capital invested to expand operations, develop projects and support future growth separately from capital required to sustain current operations. This measure does not have a standardized meaning under IFRS and may not be comparable to similar measures used by other issuers.

EBITDA and Adjusted EBITDA

EBITDA is calculated as earnings before tax, adjusted to add back depreciation and depletion, finance income, and interest and accretion. Adjusted EBITDA is calculated by further excluding items that management does not consider to be reflective of the underlying operating performance. Management believes these measures are useful to market participants in assessing the Company’s operating performance and ability to generate cash flow from operations. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings is calculated as net earnings attributable to owners of the Company, adjusted for items that management does not consider to be reflective of the underlying operating performance of the Company Adjusted net earnings per share is calculated by dividing adjusted net earnings by the basic weighted average number of shares outstanding for the applicable period. Management believes these measures are useful to market participants in assessing the Company’s underlying financial performance and results on a per share basis. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures used by other issuers.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2026 objectives, updates and timing for completion, first gold pour and ramp-up at the Marmato CIP plant, the Company’s longer-term growth outlook, the timeline for submission of the environmental license application for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of gold production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

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Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company discloses in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.